

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05045905

February 23, 2005

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/23/2005

Re: Xcel Energy Inc.
Incoming letter dated January 14, 2005

Dear Mr. Joseph:

This is in response to your letter dated January 14, 2005 concerning the shareholder proposal submitted to Xcel by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: (312) 782-3939 • FACSIMILE: (312) 782-8585

January 14, 2005

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholder Gerald R. Armstrong (the "Proponent") from its 2005 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 25, 2005. The definitive copies of the 2005 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 11, 2005. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2005 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Discussion of Reasons for Omission

I. Rule 14a-8(i)(10) - THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL AND THEREFORE THE PROPOSAL MAY BE EXCLUDED.

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from the company's proxy soliciting materials if the company has "substantially implemented" the action requested. The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g., Exchange Act Release No. 34-20091* (August 16, 1983) (adopting interpretive change to permit the omission of proposals that have been "substantially implemented by the issuer"); *Texaco, Inc.* (available March 28, 1991) (where the company's environmental policies, practices and procedures rendered moot the proposal requesting the company subscribe to the "Valdez principles"). *See also, e.g., ConAgra Foods, Inc.* (available July 1, 2004) (excluding a proposal seeking shareholder approval of poison pill on the grounds that the board had adopted a policy requiring shareholder approval in order to adopt a rights plan); *Safeway Inc.* (available April 1, 2004) (same); *Exxon Mobil Corp.* (available March 18, 2004) (excluding a proposal requesting that the board prepare a report explaining the company's response to climate changes and greenhouse gas emissions on the grounds that the company had previously communicated how it was dealing with these issues through several venues, including a comprehensive report on those and related issues); *Xcel Energy Inc.* (available February 17, 2004) (same).

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available February 8, 1995) (proposal that company commit to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). As discussed below, the Board of Directors of the Company has adopted resolutions that are consistent with the Proposal, demonstrating that the Company has substantially implemented the Proposal and rendering the Proposal moot.

The Proposal requests that the Board of Directors of the Company "take those steps necessary . . . to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accounts made by the Board of Directors, or its audit committee, in ensuing annual meetings." On October 20, 2004, the Board of Directors approved a resolution that provides that the Audit Committee's appointment of the Company's independent external auditors be submitted to the Company's shareholders for ratification at the Company's 2005 annual meeting. The Proposal was received by the Company subsequent to the date the resolutions were adopted. The Board of Directors has taken all steps necessary to allow shareholders to ratify the Audit Committee's appointment of the Company's independent external auditors at the Company's 2005 annual meeting and the resolutions reflect a policy of the Board of Directors to seek shareholder ratification of the Audit Committee's appointment of the Company's independent external auditors. Accordingly, the Proposal is excludable under 14a-8(i)(10) because the Company has already substantially implemented the proposal. This is consistent with the position taken by the Staff in *Xcel Energy Inc.* (available February 4, 2004) (excluding a proposal that would require the company to elect the entire board of directors annually on the grounds that the board had already approved the submission of a substantially similar proposal to shareholders at the upcoming meeting).

For these reasons, it is the Company's view that the Proposal, together with its supporting statements may be omitted under Rule 14a-8(i)(10) since the Proposal has been substantially implemented.

Because the substance of the resolution substantially implements the Proposal, the Company is seeking to negotiate a voluntary withdrawal by the Proponent. This letter is being filed now in order to comply with the requirement that requests for no-action relief be filed not less than 80 calendar days prior to the filing of the Company's 2005 proxy materials.

II. Rule 14a-8(i)(7) - THE PROPOSAL DEALS WITH A MATTER OF THE COMPANY'S ORDINARY BUSINESS OPERATIONS AND THEREFORE THE PROPOSAL MAY BE EXCLUDED

To the extent that the Staff disagrees that the Proposal may be excluded under Rule 14a-8(i)(10), the Company respectfully asserts that the Proposal may be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) provides that a stockholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. The Proposal, if implemented, would require adoption of a policy that the stockholders annually ratify the Company's independent auditors. The Staff has previously affirmed that stockholder proposals relating to the manner in which independent auditors are chosen may be excluded as relating to matters reserved for management. *See, e.g., Xcel Energy Inc.* (available January 28, 2004) (excluding a proposal requesting adoption of a policy that the selection of independent public accountants be submitted to shareholders for ratification); *Apache Corporation* (available January 25, 2004) (same); *USG Corporation* (available March 5, 2003) (excluding a proposal calling for an annual poll of shareholders regarding auditors' reputation); *Fleetwood Enterprises, Inc.* (available April 24, 2002) (excluding a proposal requesting that the auditors be selected annually by stockholder vote); *SONICblue Incorporated* (available March 23, 2001) (excluding a proposal requesting that the auditors be selected annually by stockholder vote); *Excalibur Technologies*

Corporation (available May 4, 1998) (excluding a proposal requesting that appointment of auditors be subject to approval by shareholders); *Occidental Petroleum Corporation* (available December 11, 1997) (excluding a proposal calling for disclosure concerning independent auditors malpractice insurance and other financial information); *Transamerica Corporation* (available March 8, 1996) (excluding a proposal to change auditing firm every four years). In each of these cases, the staff permitted the exclusion of the proposals under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business operations (the method of and selection of the company's independent auditors). In particular, in *Xcel Energy* and *Apache,* the Staff permitted the exclusion of proposals very similar to the Proposal.

The procedural and managerial aspects of auditor selection further support the view (and, as discussed above, the Staff's consistent position) that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. The fact that the Board has decided to seek ratification of the auditors at the upcoming annual meeting does not change this proposition. In evaluating and selecting an auditor, an audit committee and board of directors must consider a number of factors. Such factors include, without limitation, the auditor's experience, industry expertise, breadth and depth of resources (including the quality of individuals engaged in the audit), reliability, costs and responsiveness, as well as the company's particular characteristics and requirements. Accordingly, the Staff's no-action letters have recognized that auditor selection is a responsibility that is properly allocated to the company as part of its ordinary business operations. Although recent Congressional, Commission and stock exchange initiatives have stated goals of strengthening auditor independence, these initiatives do not change the fundamental premise that the selection of the independent auditors is the responsibility of the board of directors or its duly designated audit committee, not the shareholders.

The current Proposal is clearly distinguishable from proposals dealing with the types of services that may be performed by independent auditors, which proposals the Staff has not permitted to be omitted from proxy statements. *See, e.g., Marriott International, Inc.* (available March 7, 2002) and *The Walt Disney Company* (available December 18, 2001) (proposals mandating that the independent auditors perform no non-audit services for the company). In those proposals, the proponents did not seek to interfere with, or participate in, the selection of auditors for the companies, but rather sought to maintain the independence of the auditors selected by management by prohibiting the independent auditors from providing non-audit services. These proposals were directed at the very policies of auditor independence recently targeted by Congress, the Commission and the stock exchanges. In contrast, the current Proposal does not target auditor independence, but rather deals directly with the manner and method of the selection of the independent auditors, a matter the Staff has long recognized as part of the ordinary business of the management.

For all of the above reasons, the Proposal must be omitted under Rule 14a-8(i)(7) as the selection of the Company's independent auditors is within the Company's ordinary business operations.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2005 proxy materials. If the Staff disagrees with the Company's conclusion to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: Gerald Armstrong

EXHIBIT A

Exhibit A

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 5, 2004

Ms. Cathy J. Hart, Secretary
XCEL ENERGY INC.
800 Nicollet Mall, Suite 3000
Minneapolis, Minnesota 55402-2025

Dear Ms. Hart

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of XCEL ENERGY INC., at the coming annual meeting in 2005, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 914 shares in my own name and shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, Shareholder

Certified Mail No. 7003 1010 0002 6392 9247

RESOLUTION

That the shareholders of XCEL ENERGY INC. request its Board of Directors to take those steps necessary, at the earliest possible time, to allow shareholders the right to ratify, by voting upon, the appointment of the Independent Certified Public Accountants made by the Board of Directors, or its audit committee, in ensuing annual meetings.

STATEMENT

Like Enron, the former independent certified public accountants responsible for the audits of the financial statements of XCEL ENERGY INC. is the firm of Arthur Andersen LLP.

Clearly, the needed transparency for Xcel's financial reporting has not happened as Xcel's Board is denying its shareholders a very reasonable control upon the Board, or its audit committee, for the selection of accountants and a system for establishing its independence from the members of the board of directors and management.

And, in the era following the collapse of Enron and the disastrous financial misfortunes at Xcel, a greater transparency should be present for shareholders who placed their capital at risk.

Although regulations require that either the Board of Directors, or its audit committee to select the firm of certified public accountants, there is no prohibition against placing that selection before the shareholders for ratification.

Auditing practices and standards apparently vary so greatly that the practices are not consistent even within the same firm.

Currently, Xcel's financial statements are audited by Deloitte & Touche LLP, certified public accountants, which is a defendant in many lawsuits.

The past advocacy of a similar proposal made by this proponent of this proposal was made by Mr. Richard Kelly, Xcel's president and chief operating officer, many years ago when he was in a position of responsibility at the Public Service Company of Colorado.

If you agree that greater independence of the certified public accountants can be beneficial to shareholders, please vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 14, 2005

The proposal requests that the board of directors take the steps necessary to allow shareholders the right to ratify the appointment of Xcel's independent auditor.

There appears to be some basis for your view that Xcel may exclude the proposal under rule 14a-8(i)(7), as relating to Xcel's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Xcel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Xcel relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor